                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    Form U-5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2002

        Filed pursuant to the Public Utility Holding Company Act of 1935 by

                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 70002

                              Utility Holding, LLC
                           200 West Ninth Street Plaza
                                    Suite 411
                           Wilmington, Delaware 19801

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2002

See Exhibit F-1 attached hereto for the information required by this Item for CenterPoint Energy, Inc. ("CenterPoint") and its subsidiaries.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

All transactions have been reported in certificates filed pursuant to Rule 24.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

None, other than short-term debt.

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

                                                 Description    Number of      % of              Nature         Owner's Book Value
      Investor                Investee           of Security     Shares    Voting Power        of Business        (in millions)
      --------                --------           -----------     ------    ------------        -----------        -------------
   Reliant Energy          AOL-Time Warner          Common     21,640,246      0.5%             media and              $284
Investment Management                                                                         entertainment

 CenterPoint Energy     Pantellos Corporation       Common        191,950      1.9%           supply chain
Houston Electric, LLC                                                                     services for utility
                                                                                                 and energy
                                                                                                 industries

ITEM 6. OFFICERS AND DIRECTORS - PART I.

The positions of officers and directors of system companies as of December 31, 2002 were as follows (see below for position and address key codes):

                                                                                                       CNP
                                                                                                    TRANSITION
      DIRECTORS AND            CENTERPOINT        UTILITY        CNP FUNDING       CNP HOUSTON         BOND
        OFFICERS               ENERGY, INC.     HOLDING, LLC       COMPANY        ELECTRIC, LLC      COMPANY
Milton Carroll (1)               D, COB
John T. Cater (1)                D
O. Holcombe Crosswell (1)        D
Robert J. Cruikshank (1)         D
T. Milton Honea (1)              D
Thomas F. Madison (1)            D
David M. McClanahan (1)          D, P, CEO                         D, C, P         M, C
Michael E. Shannon (1)           D
Scott E. Rozzell (1)             EVP, GC, S                        VP, S           EVP, GC, S       EVP, GC, S

Stephen C. Schaeffer (1)         EVP, GP
Gary L. Whitlock (1)             EVP, CFO                         VP               EVP, CFO          M, P
James S. Brian (1)               SVP, CAO                                          SVP, CAO          M, SVP, CAO
Johnny L. Blau (1)               SVP
Preston Johnson, Jr. (1)         SVP
Ianne H. McCrea (1)              SVP, CIO
Thomas R. Standish (1)                                                             P
David G. Tees (1)                SVP
Bernard J. Angelo (10)                                                                               M
Patricia F. Genzel (2)                           M, P, S
Andrew L. Stidd (10)                                                                                 M
Jeff W. Bonham (1)               VP
Rick L. Campbell (1)             VP
Walter L. Fitzgerald (1)         VP, CO                                                              VP, C
Patricia F. Graham (1)           VP
John C. Houston (1)                                                                VP
Marc Kilbride (1)                VP, T                            VP, T            VP, T             M, VP, T
Floyd J. LeBlanc (1)             VP
Joseph A. Lopez (1)                                                                VP
Andi J. McCormac (1)                                                               VP
Joseph B. McGoldrick (1)         VP
Doyle W. McQuillon (1)                                                             VP, GM
Sharon Michael-Owens (1)                                                           VP
H. Wayne Roesler (1)             VP
Steven H. Schuler (1)            VP
Rufus S. Scott (1)               VP, DGC, AS                      VP, AS           VP, DGC, AS       VP, DGC, AS
Jim F. Schaefer (1)                                                                VP, GM
Allan E. Schoeneberg (1)         VP
Charles A. Smith (1)             VP, AS
C. Dean Woods (1)                VP
Richard B. Dauphin (1)           AS                               AS               AS                AS
Gretchen H. Denum (1)            AS
Linda Geiger (1)                 AT                               AT               AT                AT

                               HI FINANCECO          RE FINANCECO       RE FINANCECO        RE FINANCECO IV
 DIRECTORS AND OFFICERS          GP, LLC              II GP, LLC         III GP, LLC            GP, LLC
David M. McClanahan (1)          P                     P                  P                     P
Scott E. Rozzell (1)             EVP, S                EVP, S             VP, S                 VP, S
Gary L. Whitlock (1)             EVP, CFO              EVP, CFO                                 VP, CFO
James S. Brian (1)               SVP, CAO              SVP, CAO                                 VP, CAO
Marc Kilbride (1)                M, VP, T              M, VP, T           M, VP, T              M, VP, T
Rufus S. Scott (1)               VP, AS                VP, AS             VP, AS                VP, AS
Richard B. Dauphin (1)           AS                    AS                 AS                    AS
Linda Geiger (1)                 AT                    AT                 AT                    AT

                                   CNP         CNP INVESTMENT         CNP                              CNP THERMAL
                                ENERGY, INC.    MANAGEMENT,        MANAGEMENT       CNP DISTRICT         SYSTEMS
 DIRECTORS AND OFFICERS            (DE)             INC.          SERVICES, INC.    COOLING, LLC     (DELAWARE), INC.
David M. McClanahan (1)             D                                 D, C             D, C
Scott E. Rozzell (1)                                                  VP, S            VP, S
Gary L. Whitlock (1)                                                  VP               VP
David G. Barker (1)                                                   P                D, P
Patricia F. Genzel (2)                            D, P, S                                                D, P, S
Mike W. Watters (1)                               D                                                      D
Raymond C. Ehmer (1)                                                  VP               VP
Marc Kilbride (1)                                                     VP, T            VP, T
Kamini D. Patel (2)                               VP, AS                                                 VP, AS
Richard B. Dauphin (1)                                                AS               AS
Linda Geiger (1)                                                      AT               AT

                               CNP POWER        CNP PRODUCTS,    CNP PROPERTIES,
 DIRECTORS AND OFFICERS       SYSTEMS, INC.          INC.              INC.          CNP TEGCO, INC.
David M. McClanahan (1)          C                 D, P              D, C, P              D, P
Scott E. Rozzell (1)             VP, S             VP, S             VP, S                VP, S
Stephen C. Schaeffer (1)                                             D, VP
Gary L. Whitlock (1)                               VP
James S. Brian (1)
Marc Kilbride (1)                VP, T             VP, T             D, VP, T             VP, T
Allan E. Schoeneberg (1)                                             VP

Rufus S. Scott (1)                                 VP, AS            VP, AS               VP, AS
Richard Snyder (1)               P, COO
Richard B. Dauphin (1)           AS                AS                AS                   AS
Linda Geiger (1)                 AT                AT                AT                   AT

                             HL&P RECEIVABLES,          NORAM ENERGY
 DIRECTORS AND OFFICERS             INC.                    CORP.           RE WATER, INC.
David M. McClanahan (1)            P                        P                   P
Scott E. Rozzell (1)               VP, S                    VP, S               VP, S
James S. Brian (1)                 D, VP                                        D, VP
Marc Kilbride (1)                  VP, T                    VP, T               VP, T
Rufus S. Scott (1)                 VP, S                                        VP, AS
Richard B. Dauphin (1)             AS                       AS                  AS
Linda Geiger (1)                   AT                       AT                  AT

                                       TEXAS GENCO        TEXAS GENCO      TEXAS GENCO       UTILITY RAIL      UFI SERVICES,
  DIRECTORS AND OFFICERS              HOLDINGS, INC.        GP, LLC          LP, LLC        SERVICES, INC.         INC.
J. Evans Attwell (1)                   D
Donald R. Campbell (1)                 D
Robert J. Cruikshank (1)               D
Patricia A. Hemingway Hall (1)         D
David M. McClanahan (1)                D, COB                                                   C, P               C, P
Scott E. Rozzell (1)                   D, EVP, GC, S      EVP, GC, S                            VP, S              VP, S
David G. Tees (1)                      D, P, CEO          M, P
Gary L. Whitlock (1)                   D, EVP, CFO        EVP, CFO
James S. Brian (1)                     SVP, CAO           SVP, CAO                              D, VP              D, VP
Patricia F. Genzel (2)                                                       M, P, S
Walter L. Fitzgerald (1)               VP, C
Marc Kilbride (1)                      VP, T              VP, T                                 VP, T              VP, T
Joseph B. McGoldrick (1)               VP
Michael A. Reed (1)                    VP                 VP
Rufus S. Scott (1)                     VP, DGC, AS        VP, DGC, AS                           VP, AS             VP, AS
Jerome D. Svatek (1)                   VP
Richard B. Dauphin (1)                 AS                 AS                                    AS                 AS
Linda Geiger (1)                       AT                 AT                                    AT                 AT

                                                                                   ARKANSAS
                                        CNP           ALG GAS        ALLIED       LOUISIANA            ARKLA         ARKLA
                                     RESOURCES,       SUPPLY        MATERIALS      FINANCE           INDUSTRIES,    PRODUCTS
 DIRECTORS AND OFFICERS                CORP.          COMPANY      CORPORATION   CORPORATION            INC.        COMPANY
David M. McClanahan (1)             D, C, P, CEO                    D, C, CEO                           D, P
Scott E. Rozzell (1)                EVP, GC, S       VP, S          VP, S           VP, S               VP, S        EVP, S
Stephen C. Schaeffer (1)            EVP, GP
Gary L. Whitlock (1)                EVP, CFO                                        D, VP               D, VP
James S. Brian (1)                  SVP, CAO         D, VP                          D, VP               D, VP        D
Preston Johnson, Jr. (1)            SVP
Kathleen Gardner Alexander (5)      AS               D, VP, GC                      VP, AS                           D
Constantine S. Liollio (1)                           D, P                           D, P                             D, P
Jerry W. Plant (4)                                                  D, P
Wayne D. Stinnett, Jr. (1)                                          D, VP
Walter L. Fitzgerald (1)            VP, CO
Marc Kilbride (1)                   VP, T            VP, T          VP, T           VP, T               VP, T        VP, T
Rufus S. Scott (1)                  VP, DGC, AS      VP, AS                         VP, AS              VP, AS       VP, AS
Brenda A. Bjorklund (8)             AS
Richard B. Dauphin (1)              AS               AS             AS              AS                  AS           AS
Daniel O. Hagen (8)                 AS
George C. Hepburn, III (1)          AS                              VP, AS
Linda Geiger (1)                    AT               AT             AT              AT                  AT           AT
Michelle Willis (3)                 AS

                                                                                           CNP FIELD
                                 BLUE JAY         CNP           CNP           CNP FIELD     SERVICES         CNP GAS      CNP GAS
                                   GAS        ALTERNATIVE     CONSUMER        SERVICES,     HOLDINGS,      PROCESSING,   MARKETING
 DIRECTORS AND OFFICERS          COMPANY      FUELS, INC.    GROUP, INC.         INC.          INC.            INC.       COMPANY
David M. McClanahan (1)                          D, P           D, C
Scott E. Rozzell (1)             VP, S           VP, S          VP, S           VP, S         VP, S           VP, S        VP, S
Edwin J. Spiegel (7)                                                                                                       SVP
Kevin J. Blase (7)                                                                                                         VP
Gary M. Cerny (8)                                               P

Walter L. Ferguson (1)           D, VP
Hugh G. Maddox (3)                                                           D, SVP, COO                     D, SVP
Benjamin J. Reese (1)                                                                                                      VP
Wayne D. Stinnett, Jr. (1)                      D, VP                                                                      D, P
Cyril J. Zebot (1)               D, VP                                                       D, VP
Marc Kilbride (1)                VP, T          VP, T         VP, T          VP, T           VP, T           VP, T         VP, T
Andrea L. Newman (8)                                          VP
Rufus S. Scott (1)               VP, AS         VP, AS        VP, AS         VP, AS          VP, AS          VP, AS
Brenda A. Bjorklund (8)                                       AS
Richard B. Dauphin (1)           AS             AS            AS             AS              AS              AS            AS
George C. Hepburn, III (1)                                                                                                 VP, AS
Linda Geiger (1)                 AT             AT            AT             AT              AT              AT            AT
Michelle Willis (3)                                                          AS                              AS

                                                                                                 CNP - ILLINOIS
                                  CNP GAS         CNP GAS         CNP GAS                             GAS
                                RECEIVABLES,     RESOURCES,     TRANSMISSION       CNP HUB        TRANSMISSION
 DIRECTORS AND OFFICERS             LLC            CORP.          COMPANY       SERVICES, INC.      COMPANY
David M. McClanahan (1)                            D, CH            D, P
Scott E. Rozzell (1)             EVP, GC, S        VP, S            VP, S            VP, S           VP, S
Gary L. Whitlock (1)             M, P
James S. Brian (1)               SVP, CAO
Frank B. Bilotta (9)             IM
Walter L. Ferguson (1)                                              D, VP                            D, VP
Constantine S. Liollio (1)                         VP
Benjamin J. Reese (1)                              VP
Wayne D. Stinnett, Jr. (1)                         D, P
Cyril J. Zebot (1)                                                  VP               D, VP           VP
Walter L. Fitzgerald (1)         VP, CO
Robert C. Hausler (1)                                               VP
Marc Kilbride (1)                M, VP, T          VP, T            VP, T            VP, T           VP, T
Rufus S. Scott (1)               VP, DGC, AS                        VP, AS           VP, AS          VP, AS
Robert A. Trost (7)                                                                                  VP
Richard B. Dauphin (1)           AS                AS               AS               AS              AS

George C. Hepburn, III (1)                         VP, AS
Linda Geiger (1)                 AT                AT               AT               AT               AT
Michelle Willis (3)                                                 AS

                                   CNP
                                INTRASTATE    PINE PIPELINE        CNP          CNP RETAIL
                                 HOLDINGS,     ACQUISITION      MARKETING,      INTERESTS,       CNP - MRT        CNP MRT
  DIRECTORS AND OFFICERS           LLC           COMPANY           INC.            INC.         CORPORATION    HOLDINGS, INC.
David M. McClanahan (1)                                                                            D, P
Scott E. Rozzell (1)              VP, S                           VP, S           VP, S            VP, S           VP, S
Walter L. Ferguson (1)                                                                             D, VP
Benjamin J. Reese (1)                                             VP
Wayne D. Stinnett, Jr. (1)                                        D, P            D, P
Cyril J. Zebot (1)                M, VP           M, VP                                            VP              D, P
Marc Kilbride (1)                 VP, T                           VP, T           VP, T            VP, T           VP, T
Rufus S. Scott (1)                VP, AS                          VP, AS          VP, AS           VP, AS          VP, AS
Robert A. Trost (7)                                                                                VP
Richard B. Dauphin (1)            AS                              AS              AS               AS              AS
Linda Geiger (1)                  AT                              AT              AT               AT              AT
Michelle Willis (3)                                                                                AS
Sylvia Z. Zuroweste (7)                                                                            AS

                                 CNP MRT                                                    CNP TRADING &
                                 SERVICES          CNP PIPELINE                             TRANSPORTATION
  DIRECTORS AND OFFICERS         COMPANY           SERVICES, INC.        CNP OQ, LLC          GROUP, INC.
David M. McClanahan (1)                                                                          D, P
Scott E. Rozzell (1)             VP, S                 VP, S                VP, S                VP, S
Walter L. Ferguson (1)                                 D, VP                D, VP
Cyril J. Zebot (1)                                                          VP
Marc Kilbride (1)                VP, T                 VP, T                VP, T                VP, T
Rufus S. Scott (1)               VP, AS                VP, AS               VP, AS               VP, AS
Robert A. Trost (7)              D, VP, GM
Richard B. Dauphin (1)           AS                    AS                   AS                   AS
Linda Geiger (1)                 AT                    AT                   AT                   AT

Michelle Willis (3)                                    AS
Sylvia Z. Zuroweste (7)          AS

                                                                                                                LOUISIANA UNIT
                                ENTEX GAS                         ENTEX OIL &   INDUSTRIAL                           GAS
                                MARKETING        ENTEX NGV,           GAS       GAS SUPPLY                       TRANSMISSION
  DIRECTORS AND OFFICERS         COMPANY            INC.            COMPANY     CORPORATION     INTEX, INC.         COMPANY
David M. McClanahan  (1)         D, C, P           D, P             C, P           D                               D
Scott E. Rozzell  (1)            VP, S             VP, S            VP, S          VP, S           VP, S           VP, S
Benjamin J. Reese  (1)           VP                                 VP             VP                              VP
Wayne D. Stinnett, Jr.  (1)      D, SVP            D, VP            D, SVP         D, C, P         D, P            D, C, P
Marc Kilbride  (1)               VP, T             VP, T            VP, T          VP, T           VP, T           VP, T
Rufus S. Scott  (1)              VP, AS            VP, AS                          VP, AS          VP, AS
Richard B. Dauphin  (1)          AS                AS               AS             AS              AS              AS
George C. Hepburn, III  (1)                                         VP, AS                                         VP, GC, AS
Linda Geiger  (1)                AT                AT               AT             AT              AT              AT

                                   MINNESOTA                         NORAM
                                  INTRASTATE           NATIONAL     UTILITY       RE FUNDS           UNIT GAS      UNITED GAS,
                                   PIPELINE            FURNACE     SERVICES,     MANAGEMENT,       TRANSMISSION        INC.
  DIRECTORS AND OFFICERS           COMPANY             COMPANY        INC.           INC.             COMPANY
David M. McClanahan (1)             D, C                             D, P                             D               D, P
Scott E. Rozzell (1)                VP, S              VP, S         VP, S         EVP, S             VP, S           VP, S
Benjamin J. Reese (1)                                                                                 VP
Wayne D. Stinnett, Jr. (1)                                                                            D, C, P
James S. Brian (1)                                     D
Kathleen Gardner Alexander (5)                         D, VP, AS
Gary M. Cerny (8)                   D, P
Kenneth Clowes                                                                     D, P
Phillip R. Hammond (8)              D, VP
Constantine S. Liollio (1)                             D, P
Marc Kilbride (1)                   VP, T              VP, T         VP, T         VP, T              VP, T           VP, T
Rufus S. Scott (1)                  VP, AS             VP, AS        VP, AS        VP, AS                             VP, AS
Brenda A. Bjorklund (8)             AS
Richard B. Dauphin (1)              AS                 AS            AS            AS                 AS              AS
George C. Hepburn, III (1)                                                                            VP, AS
Linda Geiger (1)                    AT                 AT            AT            AT                 AT              AT

                                    CNP                 CNP              RE EL             RE EL
                               INTERNATIONAL,      INTERNATIONAL        SALVADOR,    INTERNATIONAL II,    HIE FORD HEIGHTS,
 DIRECTORS AND OFFICERS             INC.           HOLDINGS, LLC      S.A. DE C.V.          INC.                 INC.
David M. McClanahan (1)           D, C, P
Joseph B. McGoldrick (1)          VP                  M, VP                               D, VP                 D, VP
Scott E. Rozzell (1)              EVP, S              VP, S                               VP, S                 VP, S
Gary L. Whitlock (1)              D, EVP              P                                   P                     P
Marc Kilbride (1)                 VP, T               VP, T                D              VP, T                 VP, T
Steven H. Schuler (1)             VP                  VP                                  VP
Rufus S. Scott (1)                VP, AS              VP, AS                              VP, AS                VP, AS
Richard B. Dauphin (1)            AS                  AS                                  AS                    AS
Linda Geiger (1)                  AT                  AT                                  AT                    AT

                              HIE         RE        RE        RAIN           CNP           CNP
                            FULTON,      INDIA,    RAIN,    CALCINING   INTERNATIONAL     LIGHT,       HI ENERGY
 DIRECTORS AND OFFICERS       INC.        INC.     INC.      LIMITED    SERVICES, INC.     INC.     HOLDINGS I B.V.
Joseph B. McGoldrick (1)    D, VP        D, VP     D, VP                    D, VP         D, VP           D
Scott E. Rozzell (1)        VP, S                                           VP, S         VP, S
Gary L. Whitlock (1)        P                                               P             P
Marc Kilbride (1)           VP, T        VP, T     VP, T                    VP, T         VP, T
Steven H. Schuler (1)       VP           D, VP     D, VP        D           VP            D, VP
Rufus S. Scott (1)          VP, AS                                          VP, AS
Douglas H. Darrow (1)                    D         D            D
Richard B. Dauphin (1)      AS           AS        AS                       AS            AS
Linda Geiger (1)            AT           AT        AT                       AT            AT

                                                                         RE                                           WORLDWIDE
                          RE        RE     HIE BRASIL       RE         BRAZIL      RE         RE         VENUS        ELECTRIC
   DIRECTORS AND        BRASIL,   BRAZIL     RIO SUL   INTERNATIONAL   TIETE    COLOMBIA   OUTSOURCE   GENERATION     HOLDINGS
      OFFICERS           LTDA.     LTD.       LTDA.     BRASIL LTDA.    LTD       LTDA.       LTD.     EL SALVADOR      B.V.
Steven H. Schuler (1)     DM        D          DM           DM           D          D          D            D

A.       POSITIONS CODES

       ADT         Administrative Trustee
        AS         Assistant Secretary
        AT         Assistant Treasurer
        C          Chairman
       CAO         Chief Accounting Officer
       CEO         Chief Executive Officer
       CFO         Chief Financial Officer
       CIO         Chief Information Officer
        CO         Controller
       COB         Chairman of the Board
       COO         Chief Operating Officer
        D          Director
       DGC         Deputy General Counsel
        DM         Delegate Member
       DTR         Delaware Trustee

       EVP         Executive Vice President
        GC         General Counsel
        GM         General Manager
        GP         Group President
        IM         Independent Manager
        M          Manager
        P          President
        S          Secretary
       SVP         Senior Vice President
        T          Treasurer
        TR         Trustee
        VP         Vice President

B.       ADDRESS CODES

1. 1111 Louisiana, Houston, Texas 77002; 2. 200 West Ninth Street Plaza, Suite 411, Wilmington, Delaware 19801; 3. 525 Milam Street, Shreveport, Louisiana 71101; 4. 2301 N. W. 39th Expressway, Suite 200, Oklahoma City, OK 73112; 5. 401 West Capitol Avenue, Suite 102, Little Rock, AR 72201; 6. 700 W. Linden Avenue, Minneapolis, Minnesota 55403; 7. 9900 Clayton Road, St. Louis, Missouri 63124;
8. 800 LaSalle, Minneapolis, Minnesota 55402; 9. 114 West 47th Street, Suite 1715, New York, New York 10036; 10. 400 West Main Street, Suite 338, Babylon, New York 11702; 11. Avenida Paulista, 1499, 12 ander, sala P, Sao Paulo, Brasil 01311-928; 12. Koningslaan 34, 1075 AD, Amsterdam, The Netherlands; 13. 6-3-57 1/2, 2nd Floor, "Rockvista" Rockdale Estate, Somajiguda, Hyderabad - 500 082, India; 14. 3a Calle Poniente, Numero 3689, Col. Escalon, San Salvador, El Salvador; 15. P.O. Box 309, George Town, Grand Cayman, Cayman Islands, BWI; 16. Av. Dr. Chucri Zaidan No. 920 - 8th Floor, 04583-904, Sao Paulo, SP, Brasil; 17. 3rd Floor, Cerne House, La Chaussee, Port Louis, Republic of Mauritius; 18. Rua Libero Badaro, 293, 20th Floor, cj. A., Suite 3, Sao Paulo - SP - Brasil; 19. Schouwburgplein 30-34, 3012 Rotterdam, The Netherlands

ITEM 6. OFFICERS AND DIRECTORS - PART II. FINANCIAL CONNECTIONS AS OF DECEMBER 31, 2001

CenterPoint and its subsidiaries have no officers or directors with a financial connection within the provisions of Section 17(c) of the Act.

ITEM 6. OFFICERS AND DIRECTORS - PART III.

     (a) Compensation of Directors and Executive Officers and (e) Participation in Bonus and Profit-Sharing Arrangements and Other Benefits

     For information concerning compensation of directors and executive officers and participation in bonus and profit-sharing arrangements and other benefits, refer to the disclosures made in CenterPoint's 2003 Proxy Statement, pages 4 through 20, which is incorporated herein by reference to CenterPoint's 2003 Proxy Statement, File No. 001-31447 ("CenterPoint's 2003 Proxy Statement").

     (b) Directors' and Executive Officers' Interests in Securities of System Companies

     For information concerning directors' and executive officers' interests in securities of system companies, refer to the disclosures made in CenterPoint's 2003 Proxy Statement, pages 6 through 7.

     (c) Directors' and Executive Officers' Contracts and Transactions with System Companies

     None.

     (d) Directors' and Executive Officers' Indebtedness to System Companies

     CenterPoint extended a loan to Mr. Rozzell in the amount of $250,000 in connection with his initial employment. The loan bears interest at a rate of 8% and principal and interest are to be forgiven in semi-monthly installments through February 28, 2006 so long as Mr. Rozzell remains employed by CenterPoint or one of its subsidiaries as of each relevant anniversary of his employment date.

     In addition, CenterPoint maintains an appliance loan program through which all employees are allowed to purchase certain appliances on an interest-free basis, subject to paying a five percent up-front administrative charge. Although some officers of CenterPoint and its subsidiaries have loans under this program, no senior or executive officer has a loan under this program.

     (f) Directors' and Executive Officers' Rights to Indemnity

     The state laws under which each of CenterPoint and its domestic direct and indirect subsidiaries is incorporated provide broadly for indemnification of officers and directors against claims and liabilities against them in their capacities as such. Refer to the disclosures made in the Amended and Restated Bylaws of CenterPoint, adopted March 26, 2002 (incorporated by reference to Exhibit 3.2 to CenterPoint Energy's Form 10-K for the year ended December 31, 2001).

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Expenditures, disbursements or payments during the year, in money, goods or services directly or indirectly to or for the account of:

(1) Any political party, candidate for public office or holder of such office, or any committee or agent therefor.

CenterPoint and its subsidiaries have established political action committees and, except for the political action committee established for contributions of employees in Minnesota, have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act, for the administration of such committees. Contributions are made by employees in Minnesota in compliance with requirements under Minnesota law.

(2) Any citizens group or public relations counsel.

Attached as Exhibit F-2 is a listing of expenditures to citizens groups and public relations counsel.

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I.

See Exhibit F-3 and Exhibit F-4 hereto.

Part II. During 2002 no system companies had a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities.

Part III. No system company employs any other person for the performance on a continuing basis of management, supervisory or financial advisory services.

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Parts I and III.

Rain Calcining Limited is the only foreign utility company in the CenterPoint system and CenterPoint's investment in such company it is in the process of being divested. There are no exempt wholesale generators in the CenterPoint system.

Part II.

See Exhibit F-1.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

                              FINANCIAL STATEMENTS

         The consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2002 will be filed by amendment as Exhibit F-5.

                                    EXHIBITS

EXHIBIT A   ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

A-1      CenterPoint's Annual Report on Form 10-K for the year ended December
31, 2002 (File No. 1-31447) incorporated by reference herein.

A-2      CenterPoint's 2003 Proxy Statement (File No. 001-31447) incorporated by reference herein.

A-3      CenterPoint's Annual Report to Shareholders for the year ended December
31, 2002 (filed in connection herewith under cover of Form SE).

EXHIBIT B   CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS AND
OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

     The articles, bylaws and other fundamental documents of organization of CenterPoint are incorporated by reference to CenterPoint's 10-K for the year ended December 31, 2002:

CenterPoint 10-K Exhibit No.                                                  Description
----------------------------                                                  -----------
          2                            Agreement and Plan of Merger, dated as of October 19, 2001, by and among Reliant Energy,
                                       Incorporated, CenterPoint and Reliant Energy MergerCo, Inc.

          3(a)(1)                      Amended and Restated Articles of Incorporation of CenterPoint

          3(a)(2)                      Articles of Amendment to Amended and Restated Articles of Incorporation of CenterPoint

          3(b)                         Amended and Restated Bylaws of CenterPoint Energy

     The organizational documents for CenterPoint's subsidiaries are incorporated by reference to CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360):

CenterPoint U5B Exhibit No.                                    Description
---------------------------                                    -----------
           B-2                         Organizational documents of Utility Holding, LLC

           B-3                         Organizational Documents of CenterPoint Energy Houston Electric, LLC

           B-4                         Organizational Documents of Texas Genco Holdings, Inc.

           B-5                         Organizational Documents of Texas Genco LP, LLC

           B-6                         Organizational Documents of Texas Genco GP, LLC

           B-7                         Organizational Documents of Texas Genco, LP

           B-8                         Organizational Documents of CenterPoint Energy Resources Corp.

           B-9                         Organizational Documents of ALG Gas Supply Company

           B-10                        Organizational Documents of Allied Materials Corporation

           B-11                        Organizational Documents of Arkansas Louisiana Finance Corporation

           B-12                        Organizational Documents of Arkla Industries Inc.

           B-13                        Organizational Documents of Arkla Products Company

           B-14                        Organizational Documents of Blue Jay Gas Company

           B-15                        Organizational Documents of CenterPoint Energy Alternative Fuels, Inc.

           B-16                        Organizational Documents of Entex Gas Marketing Company

           B-16A                       Organizational Documents of CenterPoint Energy Gas Receivables, LLC

           B-17                        Organizational Documents of CenterPoint Energy Gas Resources Corp.

           B-18                        Organizational Documents of Entex NGV, Inc.

           B-19                        Organizational Documents of Entex Oil & Gas Company

           B-20                        Organizational Documents of CenterPoint Energy - Illinois Gas Transmission Company

           B-21                        Organizational Documents of Industrial Gas Supply Corporation

           B-22                        Organizational Documents of Intex, Inc.

           B-23                        Organizational Documents of Louisiana Unit Gas Transmission Company

           B-24                        Organizational Documents of Minnesota Intrastate Pipeline Company

           B-25                        Organizational Documents of CenterPoint Energy - Mississippi River Transmission Corporation

           B-26                        Organizational Documents of CenterPoint Energy MRT Holdings, Inc.

           B-27                        Organizational Documents of CenterPoint Energy MRT Services Company

           B-28                        Organizational Documents of CenterPoint Energy Gas Marketing Company

           B-29                        Organizational Documents of National Furnace Company

           B-30                        Organizational Documents of NorAm Financing I

           B-31                        Organizational Documents of NorAm Utility Services, Inc.

           B-32                        Organizational Documents of CenterPoint Energy Consumer Group, Inc.

           B-33                        Organizational Documents of CenterPoint Energy Field Services, Inc.

           B-34                        Organizational Documents of CenterPoint Energy Field Services Holdings, Inc.

           B-35                        Organizational Documents of CenterPoint Energy Gas Processing, Inc.

           B-36                        Organizational Documents of Reliant Energy Funds Management, Inc.

           B-37                        Organizational Documents of CenterPoint Energy Gas Transmission Company

           B-38                        Organizational Documents of CenterPoint Energy Hub Services, Inc.

           B-39                        Organizational Documents of CenterPoint Energy Intrastate Holdings, LLC

           B-40                        Organizational Documents of Pine Pipeline Acquisition Company, LLC

           B-41                        Organizational Documents of CenterPoint Energy Pipeline Services, Inc.

           B-42                        Organizational Documents of CenterPoint Energy OQ, LLC

           B-43                        Organizational Documents of CenterPoint Energy Marketing, Inc.

           B-44                        Organizational Documents of CenterPoint Energy Retail Interests, Inc.

           B-45                        Organizational Documents of CenterPoint Energy Trading and Transportation Group, Inc.

           B-46                        Organizational Documents of Unit Gas Transmission Company

           B-47                        Organizational Documents of United Gas, Inc.

           B-48                        Organizational Documents of HL&P Capital Trust I

           B-49                        Organizational Documents of HL&P Capital Trust II

           B-50                        Organizational Documents of HL&P Receivables, Inc.

           B-51                        Organizational Documents of Houston Industries Energy (UK), Inc.

           B-52                        Organizational Documents of Houston Industries FinanceCo GP, LLC

           B-53                        Organizational Documents of Houston Industries FinanceCo LP

           B-54                        Organizational Documents of CenterPoint Energy Funding Company

           B-55                        Organizational Documents of NorAm Energy Corp.

           B-56                        Organizational Documents of REI Trust I

           B-57                        Organizational Documents of REI Trust II

           B-58                        Organizational Documents of Reliant Energy FinanceCo II GP, LLC

           B-59                        Organizational Documents of Reliant Energy FinanceCo II LP

           B-60                        Organizational Documents of Reliant Energy FinanceCo III GP, LLC

           B-61                        Organizational Documents of Reliant Energy FinanceCo III LP

           B-62                        Organizational Documents of Reliant Energy FinanceCo IV GP, LLC

           B-63                        Organizational Documents of Reliant Energy FinanceCo IV LP

           B-64                        Organizational Documents of Reliant Energy Investment Management, Inc.

           B-65                        Organizational Documents of CenterPoint Energy Power Systems, Inc.

           B-66                        Organizational Documents of CenterPoint Energy Products, Inc.

           B-67                        Organizational Documents of CenterPoint Energy Properties, Inc.

           B-68                        Organizational Documents of CenterPoint Energy Tegco, Inc.

           B-69                        Organizational Documents of CenterPoint Energy Management Services, Inc.

           B-70                        Organizational Documents of Reliant Energy Thermal Systems (Delaware), Inc.

           B-71                        Organizational Documents of Northwind Houston L.P.

           B-72                        Organizational Documents of CenterPoint Energy District Cooling, LLC

           B-73                        Organizational Documents of CenterPoint Energy Transition Bond Company, LLC

           B-74                        Organizational Documents of Reliant Energy Water, Inc.

           B-75                        Organizational Documents of Utility Rail Services, Inc.

           B-76                        Organizational Documents of CenterPoint Energy International, Inc.

           B-77                        Organizational Documents of Reliant Energy Brazil Ltd.

           B-78                        Organizational Documents of Reliant Energy Brazil Tiete Ltd.

           B-79                        Organizational Documents of Reliant Energy Brazil Ventures Ltd.

           B-80                        Organizational Documents of Reliant Energy Holdings Ltd.

           B-81                        Organizational Documents of CenterPoint Energy International II, Inc.

           B-82                        Organizational Documents of HIE Ford Heights, Inc.

           B-83                        Organizational Documents of HIE Fulton, Inc.

           B-84                        Organizational Documents of Reliant Energy India, Inc.

           B-85                        Organizational Documents of Reliant Energy Rain, Inc.

           B-86                        Organizational Documents of CenterPoint Energy International Holdings, LLC

           B-87                        Organizational Documents of Reliant Energy Salvador Holding Company Ltd.

           B-88                        Organizational Documents of CenterPoint Energy International Services, Inc.

           B-89                        Organizational Documents of CenterPoint Energy Light, Inc.

           B-90                        Organizational Documents of Reliant Energy Cayman Holdings Ltd.

           B-91                        Organizational Documents of Reliant Energy Argentina S.A.

           B-92                        Organizational Documents of Reliant Energy Argener S.A.

           B-93                        Organizational Documents of Reliant Energy Argentine Holdings Ltd.

           B-94                        Organizational Documents of Reliant Energy Opco S.A.

           B-95                        Organizational Documents of Reliant Energy Cayman Investments Ltd.

           B-96                        Organizational Documents of Reliant Energy Cayman Ltd.

           B-97                        Organizational Documents of Reliant Energy Cayman Acquisitions Ltd.

           B-98                        Organizational Documents of Reliant Energy Outsource Ltd.

           B-99                        Organizational Documents of Venus Generation El Salvador

B-100                                  Organizational Documents of Reliant Energy Santiago Del Estero, S.A.

EXHIBIT C INDENTURES AND CERTAIN OUTSTANDING CONTRACTS

EXHIBIT C - PART (a) - INDENTURES

Information with respect to the indentures and other fundamental documents defining the rights of holders of funded debt is incorporated herein by reference to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 and CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360).

EXHIBIT C - PART (b) - OUTSTANDING AND UNCOMPLETED CONTRACTS OR AGREEMENTS RELATING TO THE ACQUISITION OF ANY SECURITIES, UTILITY ASSETS (AS DEFINED IN
SECTION 2(a)(18) OF THE ACT), OR ANY OTHER INTEREST IN ANY BUSINESS.

None.

EXHIBIT D TAX ALLOCATION AGREEMENT PURSUANT TO RULE 45(c)

See Exhibit D attached hereto.

EXHIBIT E COPIES OF OTHER DOCUMENTS PRESCRIBED BY RULE OR ORDER

Exhibit E-1       2002 Operating Reports for the State of Oklahoma Submitted by
CenterPoint Energy Arkla 2002 (filed under cover of Form SE in connection herewith)

Exhibit E-2       Gas Utilities 2002 Distribution Annual Report to the Railroad
Commission of Texas for CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-3       2002 Annual Report to the Louisiana Public Service Commission
for CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Exhibit E-4       Gas Utilities 2002 Transmission Annual Report to the Railroad
Commission of Texas for Industrial Gas Supply Company (filed under cover of Form SE in connection herewith)

Exhibit E-5       Gas Utilities 2002 Transmission Annual Report to the Railroad
Commission of Texas for Unit Gas Transmission Company (filed under cover of Form SE in connection herewith)

Exhibit E-6       Annual Report to the Arkansas Public Service Commission by
CenterPoint Energy Arkla (filed under cover of Form SE in connection herewith)

Additional reports to state commissions filed by CenterPoint during the year ended December 31, 2002 are incorporated by reference to CenterPoint's Joint Registration Statement on Form U5B (File No. 030-00360):

CenterPoint U5B Exhibit No.                                                   Description
---------------------------                                                   -----------
           G-2                        2001 Operating Reports for the State of Oklahoma Submitted by Reliant Energy Arkla

           G-3                        Annual Report Pursuant to PURA Sec. 39.257 of Reliant Energy HL&P for the year ended
                                      December 31, 2001 - Revision No. 2

           G-4                        2001 Annual Report to the Arkansas Public Service Commission for Reliant Energy Arkla

           G-5                        2001 Annual Report to the Louisiana Public Service Commission for Reliant Energy Arkla

           G-8                        Gas Utilities 2001 Distribution Annual Report to the Railroad Commission of Texas for
                                      Reliant Energy Arkla

           G-9                        2001 Annual Report to the Louisiana Public Service Commission for Reliant Energy - Entex

           G-10                       2001 Annual Reports of the Mississippi Transmission Operations and Mississippi Distribution
                                      Operations for Reliant Energy - Entex

           G-11                       Gas Utilities 2001 Distribution Annual Report to the Railroad Commission of Texas for
                                      Reliant Energy - Entex

           G-12                       2001 Gas Company Jurisdictional Annual Report to the State of Minnesota Department of
                                      Commerce for Reliant Energy Minnegasco

EXHIBIT F SCHEDULES SUPPORTING ITEMS OF THE REPORT

F-1 Chart setting forth system companies and investments therein as of December 31, 2002.

F-2 List of expenditures to citizens groups and public relations counsel

F-3 Information on service transactions between CenterPoint and subsidiaries (corporate services, support services and information technology services) for third quarter 2002.

F-4 Information on service transactions between CenterPoint and subsidiaries (corporate costs, shared services and information technology services) for fourth quarter 2002.

F-5 Consolidating financial statements for CenterPoint and its subsidiaries as of December 31, 2002 (to be filed by amendment).

F-6 For consent of the independent accountants as to their opinion on CenterPoint's consolidated financial statements, see Independent Auditors' Consent of Deloitte & Touche LLP (previously filed as Exhibit 23 to CenterPoint's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated by reference herein).

EXHIBIT G ORGANIZATION CHART: EWGs AND FOREIGN UTILITY COMPANIES

See Exhibit F-1.

EXHIBIT H EWG OR FOREIGN UTILITY FINANCIAL STATEMENTS

Not applicable.

                                    SIGNATURE

         Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                        CENTERPOINT ENERGY, INC

                                        By: /s/ RUFUS S. SCOTT
                                           -------------------------------------
                                        Name: Rufus S. Scott
                                        Title: Vice President, Deputy General
                                               Counsel and Assistant Corporate
                                               Secretary

Date  May 1, 2003
    ---------------------